Enzo Biochem, Inc.

81 Executive Blvd., Suite 3

Farmingdale, NY, 11735

June 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Enzo Biochem, Inc. (CIK 000316253)
Registration Statement No. 333-271911 on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

Enzo Biochem, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on June 13, 2023 at 5:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Richard Bass at (212) 547-5476. The Company hereby authorizes Mr. Bass to orally modify or withdraw this request for acceleration.

Very truly yours,

Enzo Biochem, Inc.

By:	/s/ Hamid Erfanian
Hamid Erfanian Chief Executive Officer